UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report

___________________________________________________________________________________________________________________
ACUITY BRANDS, INC.
(Exact name of registrant as specified in its charter)
___________________________________________________________________________________________________________________

Delaware	001-16583	58-2632672
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
1170 Peachtree Street, N.E., Suite 2300, Atlanta, Georgia (Address of principal executive offices)		30309-7676 (Zip Code)
Richard K. Reece, (404) 853-1400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

___________________________________________________________________________________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

___________________________________________________________________________________________________________________

Introduction

This Specialized Disclosure Report on Form SD ("Form SD") of Acuity Brands, Inc. ("Acuity Brands," the "Company," "we," or "us") for the year ended December 31, 2018 is filed to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). The Rule was adopted by the Securities and Exchange Commission (the "SEC") to implement reporting and disclosure requirements related to conflict minerals as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as columbite-tantalite (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), gold, wolframite (the metal ore from which tungsten is extracted), or their derivatives (collectively, the "Subject Minerals"). The Rule requires certain registrants to conduct a reasonable country of origin inquiry ("RCOI") designed to determine whether any of the Subject Minerals originated in the Democratic Republic of the Congo ("DRC") or an adjoining country (collectively, the "Covered Countries").

Company Overview

We are one of the world's leading providers of lighting and building management solutions and services for commercial, institutional, industrial, infrastructure, and residential applications throughout North America and select international markets. Our lighting and building management solutions include devices such as luminaires, lighting controls, controllers for various building systems, power supplies, prismatic skylights, and drivers, as well as integrated systems designed to optimize energy efficiency and comfort for various indoor and outdoor applications. Additionally, we continue to expand our solutions portfolio, including software and services, to provide a host of other economic benefits resulting from data analytics that enables the Internet of Things and supports the advancement of smart buildings, smart cities, and the smart grid, and allows businesses to develop custom applications to scale their operations. We manufacture or procure lighting and building management devices primarily in North America, Europe, and Asia. The production or functionality of certain of our devices require components such as circuit boards, capacitors, metal wires, electrodes, and other electronic components that contain the Subject Minerals. Consequently, we are subject to the disclosure and reporting requirements of the Rule.

Supply Chain Description

We utilize a blend of internal and outsourced manufacturing processes and capabilities to fulfill a variety of customer needs in the most cost-effective manner. We operate 18 manufacturing facilities in North America and Europe. We also purchase certain components and finished goods from a broad network of suppliers located primarily in the U.S., Mexico, Asia, and Europe. While some of our products contain the Subject Minerals, we do not procure ore or unrefined minerals directly from mines and are many steps removed from the mining of the Subject Minerals. The origin of the Subject Minerals cannot be determined with any certainty once the ores are smelted, refined, and converted to ingots, bullion, or other mineral derivatives. The smelters and refiners are consolidating points for ore and, therefore, are in the best position to identify the origin of the ore. We rely on our suppliers to provide accurate information, including the identification of smelters and refiners, during our RCOI and due diligence procedures.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01. Conflict Minerals Disclosure and Report.

Description of Reasonable Country of Origin Inquiry Efforts

For the 2018 reporting year, we conducted a supply chain survey with direct suppliers to determine the origin of the Subject Minerals using the Conflict Minerals Reporting Template. Specifically, the survey requests direct suppliers to identify the smelters and refiners as well as the countries of origin for Subject Minerals contained in the products they sell to us. We reviewed the responses and compared the smelters and refiners identified in the surveys against the lists of facilities with a "conflict free" designation by the Responsible Minerals Assurance Process ("RMAP") or other independent third-party audit program. Our procedures for the RCOI and due diligence process are overlapping in nature; therefore, this report should be read in conjunction with our Conflict Minerals Report filed as Exhibit 1.01 of this filing.

Conclusion Based on Reasonable Country of Origin Inquiry

Based on our RCOI, we believe it is possible that certain of the Subject Minerals used in our products may have originated in the Covered Countries and may not be from recycled or scrap sources. As discussed in the attached Conflict Minerals Report, we have insufficient information from suppliers and other sources regarding all of the smelters and refiners that processed the Subject Minerals to conclude whether the Subject Minerals originated in the Covered Countries.

Conflict Minerals Disclosure

The Conflict Minerals Report for the calendar year ended December 31, 2018, filed herewith as Exhibit 1.01, is publicly available at www.acuitybrands.com, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

This Form SD and the Conflict Minerals Report filed as Exhibit 1.01 contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Forward-looking statements also include any statement that is not based on historical fact, including statements containing the words "believe," "may," "plan," "will," "could," "should," "estimate," "continue," "anticipate," "intend," "expect," and similar expressions. We intend that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in our reports, including our Form 10-K for the fiscal year ended August 31, 2018 and other forms we filed with the SEC.

Item 1.02 Exhibit.
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
SECTION 2 - EXHIBITS
Item 2.01. Exhibits.

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: May 30, 2019

ACUITY BRANDS, INC.

By:	/s/ Richard K. Reece
Richard K. Reece
Executive Vice President and Chief Financial Officer